UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                   HEARx Ltd.
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
                       -----------------------------------
                         (Title of Class of Securities)

                                    422360107
                              --------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 13, 1997
                         -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 27 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13D

CUSIP No. 422360107                                           Page 2 of 27 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               SFM Investments LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
 Number of                          10,574,832
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           10,574,832
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,574,832

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             11.13%

14      Type of Reporting Person*

               OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                              Page 3 of 27 Pages


               This statement on Schedule 13D relates to shares of common stock, $0.10 par value (the "Shares"), of HEARx Ltd. (the "Issuer"), a Delaware corporation. This statement on Schedule 13D is being filed by the Reporting Person (as defined below) to report a recent transfer of currently exercisable warrants from existing warrant holders as a result of which the Reporting Person may be deemed the beneficial owner of more than 5% of the outstanding Shares.

Item 1.        Security and Issuer.

          This Schedule 13D relates to the Shares. The address of the principal executive offices of the Issuer is 1250 Northpoint Parkway, West Palm Beach, Florida 33407.

Item 2.        Identity and Background.

          This statement is being filed on behalf of SFM Investments LDC, an exempted limited duration company organized and existing under the laws of the Cayman Islands (the "Reporting Person"), with its principal business address at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The principal business of the Reporting Person is investment in securities. Current information concerning the directors of the Reporting Person is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2 and elsewhere, as applicable.

          During the past five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

          On May 13, 1997, certain persons (the "Contributors") entered into a Contribution Agreement with the Reporting Person, a copy of which is attached hereto as Exhibit A and incorporated by reference in response to this Item 3, pursuant to which the Contributors transferred to the Reporting Person all of their respective rights, title and interest in and to securities of the Issuer. The assets contributed to the Reporting Person consisted of two types of warrants: (i) Class A Warrants to purchase an aggregate of 8,595,991 Shares (the "Class A Warrants") a copy of the form of which is attached hereto as Exhibit B, and (ii) Warrants to purchase an aggregate of 1,978,841 Shares (the "$0.63 Warrants") a copy of the form of which is attached hereto as Exhibit C. In exchange for their contribution of such warrants, the Reporting Person will issue to each Contributor, in proportion to their respective contributions, shares of Class A common stock of the Reporting Person, par value $0.01 per share, which shares of Class A common stock represent all of the issuable and outstanding shares of Class A common stock of the Reporting Person.

          The securities of the Issuer held for the account of the Reporting Person may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.

                                                              Page 4 of 27 Pages


Item 4.        Purpose of Transaction.

          All of the securities reported herein as having been acquired for the account of the Reporting Person were acquired for investment purposes. The Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

          The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies, market conditions and other factors.

Item 5.        Interest in Securities of the Issuer.

          (a) The aggregate number of Shares of which the Reporting Person may be deemed a beneficial owner is 10,574,832 (approximately 11.13% of the total number of Shares outstanding assuming the exercise of all currently exercisable warrants of the Issuer held for the account of the Reporting Person). This number consists of: (i) 8,595,991 Shares issuable upon conversion of the Class A Warrants and (ii) 1,978,841 Shares issuable upon conversion of the $0.63 Warrants.

          (b) The Reporting Person has the sole power to direct the voting and disposition of the Shares issuable upon the exercise of all the warrants held for the account of the Reporting Person.

          (c) Except as described in Item 3 hereof, which is incorporated in this Item 5(c) by reference, there have been no transactions in the Shares effected since March 24, 1997 (60 days prior to the date hereof).

          (d) The shareholders of the Reporting Person have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the Reporting Person in accordance with their ownership interests in the Reporting Person.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Pursuant to a Registration Rights Agreement, a copy of which is attached hereto as Exhibit D (the "Registration Rights Agreement"), the Issuer granted certain registration rights to Investors (including the Contributors) who hold 50% of the Registrable Securities (as such is defined in the Registration Rights Agreement) with respect to Shares acquired upon the exercise of the Class A Warrants, $0.63 Warrants, as well as any Shares issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, such Shares. The Registration Rights Agreement grants to the Investors certain demand registration rights in addition to "piggy-back" registration rights, each as set forth in the Registration Rights Agreement. Pursuant to the terms of the Contribution Agreement the Reporting Person became the assignee of the rights and obligations of the Contributors as set forth in the Registration Rights Agreement.

                                                              Page 5 of 27 Pages


          Except as set forth above and as described in Item 3 hereto, which is incorporated in this Item 6 by reference, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

          (a) Contribution Agreement, dated May 13, 1997, between the Reporting Person and the Contributors.

          (b)  Form of the Class A Warrants.

          (c)  Form of the $0.63 Warrants.

          (d) Registration Rights Agreement, dated January 26, 1996 between HEARx Ltd., Invemed Associates, Inc. and the Investors (as such are defined in the Agreement).

                                                              Page 6 of 27 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 23, 1997                     SFM INVESTMENTS LDC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Director

                                                              Page 7 of 27 Pages


                                     ANNEX A

                        Directors of SFM Investments LDC


Name/Title/Citizenship        Principal Occupation          Business Address
----------------------        --------------------          ----------------

Gary Gladstein                Managing Director of          888 Seventh Avenue
Shareholder/Director          Soros Fund Management         33rd Floor
(United States)               LLC, a Delaware limited       New York, NY  10106
                              liability company
                              ("SFM LLC")

Michael C. Neus               Assistant General Counsel     888 Seventh Avenue
Shareholder/Director          of SFM LLC                    33rd Floor
(United States)                                             New York, NY  10106

Sean C. Warren                Managing Director of          888 Seventh Avenue
Shareholder/Director          SFM LLC                       33rd Floor
(United States)                                             New York, NY  10106


To the best of the Reporting Persons' knowledge:

(a)       None of the above persons directly owns any Shares of the Issuer.
(b) Except with respect to their ownership of shares of the Reporting Person, none of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                              Page 8 of 27 Pages



                                INDEX OF EXHIBITS

EXHIBIT                                                                    PAGE
-------                                                                    ----

A         Contribution Agreement, dated May 13,1997, between
          SFM  Investments  LDC   and the  Contributors  (as
          defined therein)...................................................9

B         The form of the Class A Warrants (filed as Exhibit
          4.2 to the  Issuer's  Form S-3  (Registration  No.
          333-25169) and incorporated herein by reference).

C         The form of the $0.63  Warrants  (filed as Exhibit
          4.3 to the  Issuer's  Form S-3  (Registration  No.
          333-25169) and incorporated herein by reference).

D         Registration  Rights Agreement,  dated January 26,
          1996 between HEARx Ltd., Invemed Associates,  Inc.
          and the  Investors  (as  such are  defined  in the
          Agreement)........................................................13